MINTZ & FRAADE, P.C.

COUNSELORS AT LAW

488 MADISON AVENUE

NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
KEVIN J. MCGRAW
ARTHUR L. PORTER, JR
TELECOPIER	JON M. PROBSTEIN
(212) 486-0701	SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

March 13, 2012

Matthew Crispino, Esq.

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: W270, Inc. (the “Company” or “Issuer”)

Registration Statement Form S-1/Pre Effective Amendment No. 3 - File No. 333-176388

Dear Mr. Crispino:

Please find enclosed the Pre-Effective Amendment No. 3 to the above Registration Statement.  Below you will find our responses to your comments set forth in the two comment letters dated December 5 and December 13, 2011. You should be aware that the Company has updated its unaudited interim financial statements through the quarter ended December 31, 2011 as noted in Comment # 2 below.  Also please note that we are new counsel to the Issuer.

Responses to Comment Letter dated December 5, 2011

General

1.

Please be advised that we are continuing to review your responses to prior comments 1 and 12 and may have additional comments.

Response: The required disclosure has been made pursuant to prior comments #1 and #12 in the Company’s Pre-Effective Amendment No. 3 as it pertains to this letter and the commission’s subsequent letter dated December 13, 2011.

2.

Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Response:  The Company has updated its financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

Exhibit 23.1

3.

Please ensure that the consent of your independent registered accounting firm refers to the correct filing.  In this regard, the consent filed in November 8, 2011 Form S-1/A (Amendment No. 2) refers to the “Registration Statement on Form S-1/Pre-Effective Amendment No. 1.”  Please revise accordingly.

Response: The Issuer unfortunately failed to submit its independent registered accounting firm correct consent letter to Form S-1/A (Amendment No. 2).  This error was due to the Issuer’s review process with its EDGAR service provider even though the Issuer had timely received the correct consent letter from its independent registered accounting firm prior to the filing of Form S-1/A (Amendment No. 2).

Responses to Comment Letter dated December 13, 2011

General

1.

We note your response to prior comment one.  Based on your current disclosures it remains unclear to us how you reasonably anticipate carrying out the business plan described in the prospectus given the continued lack of detail and clarity in your disclosure about your plans for, and ability to obtain additional financing.  We direct your attention to Securities Act Release No. 33-6932 (April 13, 1992), specifically Section II.A, in which the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.”  Please either revise your registration statement and the terms of your offering to comply with Rule 419 or provide us with a detailed analysis as to why you believe your transaction is not within the scope of Rule 419.  In this regard, we note your counsel’s involvement in substantially similar transactions, such as the initial public offering of HotelPlace, Inc., which appears to have been sold approximately four months after its registration statement went effective.

Response: We believe that the Company has made the required disclosure to prior comment # 1 in the Company’s Pre-Effective Amendment No. 3.  The Company is presently moving forward with its business plan.  The Company’s founder, president, and chief executive officer, Wesley E. Fry (“Mr. Fry”) has agreed to devote 20 hours per week to the Company, and may increase the number of hours he works for Company in order to continue to develop the business.  Mr. Fry performs various duties of the Company as well as writes code for its internally developed software that the Company plans to include in its product and service offerings.   Mr. Fry will focus on additional financing for expansion of its business plan after the Company has completed its offering pursuant to the registration statement.  The Company’s former counsel previously stated in his prior responses and communications with the Commission, the Company and its management is not a Rule 419 company or business entity.  Furthermore, prior counsel’s involvement in substantially similar transactions does not have any bearing on the Company’s future or intentions.  The Company is actively pursuing its business plan, and will actively pursue the necessary financing in order to accomplish these goals.  Further, as noted in the registration statement, the Company does not intend to sell or merge with any other entity.

2.

Please revise your prospectus summary, as well as the business and MD&A sections of the prospectus, to disclose you are a shell company, as defined in Rule 405 under the Securities Act.

Response: We revised the prospectus summary, business and MD&A accordingly to disclose we are a shell company as defined in Rule 405.

The Offering, page 16

3.

Please provide us with an analysis as to why your arrangement with Gary B. Wolf, P.C. to hold offering proceeds is properly characterized as an escrow arrangement.  Alternatively, revise your disclosure to remove references to an escrow arrangement.

Response: The Company has entered into a new escrow agreement with its present counsel Mintz & Fraade P.C. as escrow agent and believes that this arrangement affords the Company and its potential investors an assurance that the offering will be conducted in accordance with the applicable law.  Furthermore, it is customary for a law firm to act as an escrow agent for its clients through the use of its client trust account or IOLTA.  None of the proceeds will be distributed to any entity besides the Company as has been disclosed in the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 20

4.

We note the additional disclosure in this section regarding your planned operations over the next 12 months.  It is unclear from the disclosure, however, what you intend to accomplish in each of the stages outlined in this section.  Please revise your disclosure to include an introductory discussion under each stage that explains what you plan to accomplish in a particular stage so as to illuminate the purpose of the activities you identify under each stage.

Response: The Company has revised its disclosure in the introductory paragraphs as well as detailed what the Company plans are and what is necessary to accomplish at each stage of its business plan.

Exhibit 5.1

5.

We note your response to prior comment 12.  Please clarify for us whether Mr. Wolf is licensed to practice law in any other jurisdiction besides New York.  Given that Mr. Wolff is suspended from practicing law in New York, if he is not licensed to practice law elsewhere, we do not believe that Mr. Wolff’s opinion constitutes an opinion of counsel within the parameters of Regulation S-K Item 601(b)(5).  Please refer to the SEC Administrative Proceeding Release No. 34-59303 (Jan. 27, 2009).  In that case, you would need to file a new legality opinion in compliance with Item 601(b)(5) and revise the Legal Matters disclosure in your prospectus accordingly.

Response:  Gary B. Wolff, P.C. is no longer counsel to the Company.  Accordingly, relevant disclosure in the prospectus has been modified.  The issue as presented in your comment is not an issue with the Company’s new counsel Mintz & Fraade P.C.

We anticipate the foregoing has appropriately addressed all of your comments.  If you have any questions, please contact the undersigned.

Very truly yours,

Mintz & Fraade, P.C.

By: /s/ Alan P. Fraade

Alan P. Fraade

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